82-3300

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

15, AVENUE MATIGNON
75008 PARIS

99 GRESHAM STREET
LONDON EC2V 7NG
TELEPHONE 020 7 418 1300
FAX 020 7 418 1400

WRITER'S DIRECT
020 7418 1327

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

March 22, 2004

04024183

SUPPL

Re: **Reliance Industries Limited**

Michael Pressman
Securities and Exchange Commission
450 Fifth Street
Washington D.C., 20549
U.S.A.

Dear Mr. Pressman:

As we discussed last week, I am forwarding to you an original signed letter dated March 18, 2004 from Reliance Industries Limited ("Reliance"). This letter was written in reference to a request by the Securities and Exchange Commission in relation to Reliance's request for exemption from registration under the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) thereof. In addition to the letter, on behalf of Reliance I am forwarding materials that would be required to be filed pursuant to Rule 12g3-2(b).

I want to thank you once again for promptly responding to Reliance's letter. If you need any additional information, please do not hesitate to contact me.

Sincerely,

Taylor Roark

/enc.

cc: David Wells, Davis Polk & Wardwell

(LN) 17541/001/12G3/pressman.03.22.doc

Reliance
Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

March 18, 2004

Re: **Reliance Industries Limited 12g3-2(b) Exemption**

Michael Pressman
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Mr. Pressman:

I am writing to you regarding Reliance Industries Limited ("**Reliance**") and its application to re-establish an exemption from the reporting obligations under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), pursuant to Rule 12g3-2(b) under the Exchange Act.

On December 18, 2003, Reliance submitted a letter along with supporting documentation to the Securities and Exchange Commission (the "**SEC**") in order to re-establish this exemption. Based on telephone conversations between yourself and Davis Polk & Wardwell ("**Davis Polk**"), Reliance is now aware at the senior management level that it did not furnish information required pursuant to Rule 12g3-2(b)(1) since its exemption was re-established in 1996. In reviewing this matter internally, Reliance believes that the failure to provide information to the SEC since 1996 was the result of inadvertence, due in part to staff turnover in Reliance's Group Corporate Secretarial Division.

The senior management of Reliance has been fully apprised of this situation and recognizes its serious nature. Reliance is committed to do everything that is necessary to resolve this matter and to maintain the exemption in the future. Reliance's senior management have thoroughly discussed this matter internally and with Davis Polk. Based on those discussions, Reliance understands what documents are required to be furnished to the SEC and proposes to establish internal procedures and external assistance to ensure that all future information required to be furnished pursuant to Rule 12g3-2(b)(1) will be provided to the SEC in a timely manner.

Reliance has nominated an officer Vice President – Corporate Secretarial in Reliance's Corporate Secretarial Division who will be in charge of complying with the ongoing requirements under Rule 12g3-2(b) and will distribute all information to the SEC. When information is distributed to Indian stock exchanges or Reliance's

shareholders, or is otherwise made public in India, the Secretarial Officer will notify the Joint Company Secretary, the head of Reliance's Secretarial Department within 24 hours that such information has also been forwarded to the SEC.

To ensure that members of Reliance's senior management are aware of ongoing compliance, Reliance will initiate additional internal notification and certification procedures. Every month, Joint Company Secretary, the head of department from Reliance's Secretarial Department will provide a written certification to me, as head of Reliance's Group Corporate Secretarial Division, with a description of all information that has been forwarded to the SEC. Every quarter, I, or Reliance's Company Secretary, will provide a written certification to Reliance's board of directors that Reliance has complied with the requirements of Rule 12g3-2(b).

Please note that at Reliance, the corporate secretary is a senior management position. The corporate secretary is responsible for all compliance matters and sits in on all meetings of the board of directors.

In addition to these internal procedures, Reliance has asked Davis Polk to assist in monitoring Reliance's ongoing compliance with Rule 12g3-2(b). This assistance would be for an initial period of one year, which may be extended.

On behalf of Reliance, I hope that these procedures demonstrate to the staff of the SEC that Reliance is committed to satisfying its obligations under the Exchange Act. Accordingly, we respectfully request you to consider Reliance's letter dated December 18, 2003 to re-establish its exemption under Rule 12g3-2(b). For your reference, I have attached hereto copies of information required under Rule 12g3-2(b) relating to Reliance since our December letter. If you have any questions or wish to have any additional information, please feel free to contact me (+91.22.3041.1841) or David Wells at Davis Polk in London (+44.207.418.1320).

Sincerely,

K. Sethuraman
Vice President, Reliance
Group Corporate Secretarial

/enc.

cc: David M. Wells, Davis Polk & Wardwell

List of Documents filed with the Stock Exchanges as per the provisions of the Listing Agreement or otherwise made public, subsequent to Reliance's letter dated December 18, 2003 addressed to Securities and Exchange Commission, USA.

Sr. No.	Particulars of document filed	Annexure No
1	Notice of Board Meetings convened for unaudited financial results for the quarter ending December 2003 vide letter dated January 5, 2004	I
2	Distribution of Shareholding as on quarter ended 31st December, 2003 vide letter dated January 14, 2004	II
3	Compliance with clause 49 of the listing agreement i.e. status of corporate governance compliance for the quarter ended 31st December 2003 vide letter dated January 14, 2004	III
4	Secretarial Audit Report for the quarter ended 31st December 2003 vide letter dated January 29, 2004	IV
5	Unaudited financial results and Limited Review Report for the 3rd quarter ended 31st December 2003 vide our letters dated January 29, 2004 and February 18, 2004	V

o/c

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

January 5, 2004

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Board Meeting**

We wish to inform you that a meeting of the Board of Directors of the Company will be held on **Thursday, the 29th January, 2004** to consider, inter alia, the Unaudited Financial Results of the Company for the third quarter ended 31st December, 2003.

We shall inform you the details after conclusion of the meeting.

Thanking you,

Yours faithfully,
For Reliance Industries Ltd.

Surendra Pipara
Jt. Company Secretary

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Calcutta,
Chennai, New Delhi,
National Stock Exchange, Mumbai

04 APR -5 7:21 MC

Reliance Industries Limited

Fosbery Road, Off. Reay Road Station (E). Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

January 14, 2004

MS. CHITRA SEKHAR (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

Dear Sir,

Sub : **Distribution of shareholding as on quarter ended 31st December, 2003.**

We send herewith distribution of shareholding of the Company as on quarter ended 31st December, 2003.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

SURENDRA PIPARA
JT. COMPANY SECRETARY

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 15.1... TIME: ...

Encl : a/a

c.c. : Luxembourg Stock Exchange

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

	CATEGORY	AS ON 31.12.2003	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	PROMOTERS HOLDING		
1	**Promoters**		
	Indian Promoters	17 63 00 346	12.63
	Foreign Promoters		
2	**Persons acting in concert**	47 53 26 789	34.04
	Sub-Total	**65 16 27 135**	**46.67**
B	NON-PROMOTERS HOLDING		
3	*Institutional Investors*		
a	Mutual Funds and UTI	2 57 93 654	1.85
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/	10 00 10 001	7.16
	Non-Government Institutions)		
c	FIIs	30 85 68 588	22.10
	Sub-Total	**43 43 72 243**	**31.11**
4	Others		
a	Private Corporate Bodies	1 63 73 960	1.17
b	Indian Public	19 60 40 295	14.04
c	NRIs/OCBs	1 23 12 742	0.88
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 56 51 161	6.13
	Sub-Total	**31 03 78 158**	**22.23**
	GRAND TOTAL	**139 63 77 536**	**100.00**

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		AS ON 31.12.2003	
	CATEGORY	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	PROMOTERS HOLDING		
1	**Promoters**		
	Petroleum Trust (through Trustees)	10 46 60 154	7.50
2	**Persons acting in concert**		
a	Sanchayita Mercantile Private Limited	3 42 59 091	2.45
b	Reliance Enterprises Limited	3 15 23 304	2.26
c	Florentine Trading Private Limited	2 61 15 686	1.87
d	Velocity Trading Private Limited	2 46 06 830	1.76
e	Madhuban Merchandise Private Limited	2 43 50 000	1.74
f	Ornate Traders Private Limited	1 95 67 290	1.40
g	Reliance Polyolefins Private Limited	1 90 90 909	1.37
h	Tresta Trading Private Limited	1 65 47 904	1.19
I	Amur Trading Private Limited	1 65 10 300	1.18
j	Yangste Trading Private Limited	1 62 30 869	1.16
k	Reliance Aromatics and Petrochemicals Private Limited	1 60 29 090	1.15
l	Reliance Energy and Project Development Private Limited	1 60 29 090	1.15
m	Reliance Capital Limited	1 64 73 928	1.18
n	Reliance Chemicals Private Limited	1 45 68 372	1.04
B	NON-PROMOTERS HOLDING		
3	**Institutional Investors**		
b	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	5 36 58 500	3.84
	Administrator of the Specified undertaking of the Unit Trust of India	2 32 63 894	1.67
c	**FIIs**		
	Emerging Markets Growth Fund Inc.	5 79 50 784	4.15
	Janus Worldwide Fund	2 13 89 917	1.53
	Capital International Emerging Markets Fund	1 55 84 101	1.12
	Merrill Lynch Capital Markets Espana S.A. Svb	1 43 60 665	1.03
4	**Others**		
a	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 56 51 161	6.13

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 31.12.2003	
		NO. OF SHARES	PERCENTAGE OF
1	FIIs	30 85 68 588	22.10
2	NRIs/OCBs	1 23 12 742	0.88
3	GDRs	8 56 51 161	6.13

NOTE :- 3 The Company is posting the above information on its website.

07c

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E). Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

January 14, 2004

MS. CHITRA SEKHAR (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

Dear Sir/Madam,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance for the quarter ended 31st December, 2003.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LTD.**

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

c.c. : Luxembourg Stock Exchange

Reliance
Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE
FOR THE QUARTER ENDED ON 31st DECEMBER, 2003

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 31st March, 2003 already furnished in the Annual Report for the year 2002-03 and for the current financial year it will be complied with in the annual report for the year 2003-2004.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	Corporate Governance Report for the year ended 31st March, 2003 already furnished in the Annual Report for the year 2002-03 and for the current financial year it will be complied with in the annual report for the year 2003-2004.

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

January 29, 2004

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Mr. Chirag Sodawaterwalla
DCS-Listing

Dear Sir,

Scrip Code : **500325**
Sub: **Secretarial Audit of Listed Companies**

Please refer to SEBI Circular No:D&CC/CIR-16/2002 dated 31st December, 2002, wherein SEBI has advised that all the listed companies shall subject themselves to a secretarial audit to be undertaken by a qualified Chartered Accountant or a Company Secretary in practice, for the purposes of reconciliation of the total admitted capital with both the depositories and the total issued and listed capital.

We forward herewith Secretarial Audit Report, from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the depositories, total issued capital and the listed capital for the quarter ended 31st December, 2003, in compliance with the above circular issued by SEBI. This Secretarial Audit Report was placed before the Board of Directors of the Company at its meeting held on 29th January 2004.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Surendra Pipara
Jt. Company Secretary

Encl: a/a

Copy to: The Secretary,
Stock Exchange,
Ahmedabad, Kolkata, Chennai, New Delhi

National Stock Exchange, Mumbai

dayal and lohia

chartered accountants

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the Company') and its Registrars and Share Transfer Agents, M/s. Karvy Consultants Limited, for Issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**December 31, 2003**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	Fosbery Road, Off. Reay Road Station (East), Mumbai-400033
7	Telephone & Fax Nos.	Tel No: 022 - 30411820 Fax No : 022 - 30411069
8	Email address	investor_relations@ril.com

9 Names of the Stock Exchanges where the company's securities are listed

1. The Stock Exchange, Mumbai
2. National Stock Exchange of India Limited, Mumbai
3. The Stock Exchange, Ahmedabad
4. The Calcutta Stock Exchange Association Limited, Kolkata
5. The Delhi Stock Exchange Association Limited, Delhi
6. Madras Stock Exchange Limited

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 63 77 536	100.000
11	Listed Capital (Exchange - wise) *(as per company records)*	139 63 77 536	100.000
12	Held in dematerialised form in CDSL	9 25 60 452	06.629
13	Held in dematerialised form in NSDL	118 92 38 267	85.166
14	Physical	11 45 78 817	08.205

15 Total No. of Shares (12+13+14) 139 63 77 536

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares:	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) YES
if not, updated upto which date NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	1 353	90 621	Delay in receipt of Physical DRF & Share Certificates from DP
	2 067	1 41 961	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**3 420**	**2 32 582**	
Pending for more than 21 days	279	15 807	Non - receipt of Physical DRF & Share Certificates from DP
Total	**279**	**15 807**	

22	Name. Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Surendra Pipara Tel No : 022 - 30411820 Fax No : 022 - 30411069
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Dayal & Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No: 022 - 56372969 - 2970 Fax No: 022 - 56372949 Name & Regn. No. of the partner : Shri Anil Lohia - 31626

24	Appointment of common agency for share registry work	if yes (name & address)	Karvy Consultants Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

Note: The Company has voluntarily delisted equity shares from The Uttar Pradesh Stock Exchange Association Ltd, Cochin Stock Exchange Ltd and Pune Stock Exchange Ltd with effect from 31st March, 2003 , 15th November, 2003 and 6th October, 2003 respectively.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA BOMBAY CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.:31626

Place: Mumbai
Date : 12th January, 2004

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 3041 1841 / 3041 1821 Fax: 3041 1069

04 APR -5 7:21

January 29, 2004

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Mr. S. Subramanian
DCS – CRD

Dear Sir,

Scrip Code: **500325**
Sub: **Unaudited Financial Results for the 3rd Quarter ended 31st December, 2003**

In continuation of our letter dated January 5, 2004, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the 3rd quarter ended 31st December, 2003, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Surendra Pipara
Jt. Company Secretary

Encl: a/a

Copy to: The Secretary
Stock Exchange
Ahmedabad, Kolkata,
Chennai, New Delhi and
National Stock Exchange of India Limited, Mumbai

Meeting of the Board of Directors of the
Company held on 29th January 2004

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ NINE MONTHS ENDED 31st December, 2003
(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st December		Nine Months Ended 31st December		Year ended 31st March
		2003	2002	2003	2002	2003 (Audited)
1.	Gross Turnover	18,864	15,600	54,066	47,382	65,061
	Less: Inter Divisional Transfers	5,242	3,567	13,133	11,249	14,965
	Turnover	13,622	12,033	40,933	36,133	50,096
	Less: Excise Duty Recovered on Sales	1,122	1,060	3,239	2,991	4,198
2.	**Net Turnover**	12,500	10,973	37,694	33,142	45,898
3.	Other Income	223	270	661	675	1,001
4.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	151	336	530	(561)	(2,435)
	(b) Consumption of raw materials	8,149	7,252	25,248	23,418	34,278
	(c) Staff cost	175	144	497	445	652
	(d) Other expenditure	1,437	1,099	4,081	3,493	5,038
5.	Interest	386	401	1,086	1,221	1,555
6.	Depreciation	801	657	2,279	1,960	2,837
7.	Profit before extra-ordinary items	1,624	1,354	4,634	3,841	4,974
8.	Extra-ordinary Income/(Expenditure)	-	-	(107)	-	-
9.	Profit before tax	1,624	1,354	4,527	3,841	4,974
10.	Provision for Current Tax	90	58	256	199	246
11.	Provision for Deferred Tax	160	213	530	639	624
12.	Net Profit	1,374	1,083	3,741	3,003	4,104
13.	Paid-up equity share capital	1,396	1,396	1,396	1,396	1,396
14.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					26,243
15.	**Earnings per share (of Rs 10)**					
	Basic	9.8	7.7	26.8	21.4	29.3
	Diluted	9.8	7.7	26.8	21.4	29.3

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 63 crores (US $ 14 million) for the nine months ended 31st December 2003 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the period.**

3. In accordance with the Accounting Standard (AS) 26 on "Intangible Assets" issued by the Institute of Chartered Accountants of India (ICAI), Rs. 47 crores (US$ 10 million), being the balance unamortised Miscellaneous Expenditure as on April 1, 2003 had been adjusted from the General Reserves. In view of the subsequent clarification issued by the ICAI, the Company has readjusted the General Reserves and shall be amortising this balance as per the accounting policy hitherto followed. **Consequently Rs 12 crores (US$ 2.6 million), being the charge for 9 months has been debited to the Profit and Loss Account, under the head staff costs, during this quarter.**

4. There were no investors' complaints pending as on 1st October 2003. 5548 complaints were received during the quarter. All complaints were resolved and no complaints were outstanding as on 31st December 2003.

5. The statutory auditors of the company have carried out a Limited Review of the results for the nine months ended 31st December 2003.

6. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 29th January 2004 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER/ NINE MONTHS ENDED 31st DECEMBER 2003

Rs Crores

		Quarter Ended 31st December		Nine Months Ended 31st December		Year ended 31st March
		2003	2002	2003	2002	2003 (Audited)
1.	Segment Revenue					
	- Petrochemicals	8,404	7,455	22,841	21,229	29,190
	- Refining	9,983	7,861	29,589	25,310	34,409
	- Others	477	284	1,636	843	1,474
	Gross Turnover	**18,864**	**15,600**	**54,066**	**47,382**	**65,073**
	Less: Inter Segment / Intra Segment Transfers	5,242	3,567	13,133	11,249	14,965
	Turnover	**13,622**	**12,033**	**40,933**	**36,133**	**50,108**
	Less: Excise Duty Recovered on Sales	1,122	1,060	3,239	2,991	4,198
	Net Turnover	**12,500**	**10,973**	**37,694**	**33,142**	**45,910**
2.	Segment Results					
	- Petrochemicals	1,005	889	2,471	2,547	2,929
	- Refining	815	572	2,411	1,580	2,344
	- Others	113	146	382	399	598
	Total Segment Profit before Interest and Tax	**1,933**	**1,607**	**5,264**	**4,526**	**5,871**
	(i) Interest Expense	(386)	(401)	(1,086)	(1,221)	(1,559)
	(ii) Interest Income	133	211	483	511	520
	(iii) Other Unallocable Income Net of Expenditure	(56)	(63)	(27)	25	41
	Profit Before Tax and Extra-ordinary Items	**1,624**	**1,354**	**4,634**	**3,841**	**4,873**
	Extra-ordinary Income	-	-	(107)	-	-
	Profit Before Tax	**1,624**	**1,354**	**4.527**	**3,841**	**4,873**
	(i) Provision for Current Tax	(90)	(58)	(256)	(199)	(246)
	(ii) Provision for Deferred Tax	(160)	(213)	(530)	(639)	(624)
	Profit after Tax	**1,374**	**1,083**	**3,741**	**3,003**	**4,003**
3.	Capital Employed					
	- Petrochemicals	11,954	13,628	11,954	13,628	12,445
	- Refining	21,882	22,358	21,882	22,358	23,666
	- Others	5,798	2,498	5,798	2,498	3,445
	- Unallocated Corporate	24,120	14,691	24,120	14,691	13,400
	Total Capital Employed	**63,754**	**53,175**	**63,754**	**53,175**	**52,956**

Notes to Segment Information for the nine months ended 31st December 2003:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, which are not reportable segments for financial disclosure purposes have been, grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication

2. Income from investments other than interest income has been considered as unallocable income.

3. The segment results for the year ended 31st March 2003 are on a consolidated basis.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

January 29,2004

Reliance
Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 3041 1841 / 3041 1821 Fax: 3041 1069

February 18, 2004

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Kind Attn : Shri S. Subramanian (DCS – CRD)

Dear Sir,

Sub : **Limited Review Report**

Scrip Code : **500325**

Further to our letter dated January 29, 2004, enclosing the Unaudited Financial Results of the Company for the 3rd quarter ended 31st December, 2003, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Surendra Pipara
Jt. Company Secretary

Encl : a/a

c.c. : The Secretary
The Stock Exchange
Ahmedabad, Kolkata, Chennai

National Stock Exchange, Mumbai

Meeting of the Board of Directors of the
Company held on 29th January 2004

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ NINE MONTHS ENDED 31st December, 2003

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st December		Nine Months Ended 31st December		Year ended 31st March
		2003	2002	2003	2002	2003 (Audited)
1.	Gross Turnover	18,864	15,600	54,066	47,382	65,061
	Less: Inter Divisional Transfers	5,242	3,567	13,133	11,249	14,965
	Turnover	13,622	12,033	40,933	36,133	50,096
	Less: Excise Duty Recovered on Sales	1,122	1,060	3,239	2,991	4,198
2.	**Net Turnover**	12,500	10,973	37,694	33,142	45,898
3.	Other Income	223	270	661	675	1,001
4.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	151	336	530	(561)	(2,435)
	(b) Consumption of raw materials	8,149	7,252	25,248	23,418	34,278
	(c) Staff cost	175	144	497	445	652
	(d) Other expenditure	1,437	1,099	4,081	3,493	5,038
5.	Interest	386	401	1,086	1,221	1,555
6.	Depreciation	801	657	2,279	1,960	2,837
7.	Profit before extra-ordinary items	1,624	1,354	4,634	3,841	4,974
8.	Extra-ordinary Income/(Expenditure)	-	-	(107)	-	-
9.	Profit before tax	1,624	1,354	4,527	3,841	4,974
10.	Provision for Current Tax	90	58	256	199	246
11.	Provision for Deferred Tax	160	213	530	639	624
12.	Net Profit	1,374	1,083	3,741	3,003	4,104
13.	Paid-up equity share capital	1,396	1,396	1,396	1,396	1,396
14.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					26,243
15.	**Earnings per share (of Rs 10)**					
	Basic	9.8	7.7	26.8	21.4	29.3
	Diluted	9.8	7.7	26.8	21.4	29.3

CHATURVEDI & SHAH MUMBAI

RAJENDRA & CO. MUMBAI

TO

The Board of Directors
Reliance Industries Limited
Mumbai

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the nine month period ended December 31, 2003. Preparation of this statement is the responsibility of the company's management and has been approved by the Board of Directors.

A review of the interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**
Chartered Accountants

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Partner

For **Rajendra & Co**
Chartered Accountants

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Partner

Mumbai

January 29, 2004

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER/ NINE MONTHS ENDED 31st DECEMBER 2003

Rs Crores

		Quarter Ended 31st December		Nine Months Ended 31st December		Year ended 31st March
		2003	2002	2003	2002	2003 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	8,404	7,455	22,841	21,229	29,190
	- Refining	9,983	7,861	29,589	25,310	34,409
	- Others	477	284	1,636	843	1,474
	Gross Turnover	18,864	15,600	54,066	47,382	65,073
	Less: Inter Segment / Intra Segment Transfers	5,242	3,567	13,133	11,249	14,965
	Turnover	13,622	12,033	40,933	36,133	50,108
	Less: Excise Duty Recovered on Sales	1,122	1,060	3,239	2,991	4,198
	Net Turnover	12,500	10,973	37,694	33,142	45,910
2.	**Segment Results**					
	- Petrochemicals	1,005	889	2,471	2,547	2,929
	- Refining	815	572	2,411	1,580	2,344
	- Others	113	146	382	399	598
	Total Segment Profit before Interest and Tax	1,933	1,607	5,264	4,526	5,871
	(i) Interest Expense	(386)	(401)	(1,086)	(1,221)	(1,559)
	(ii) Interest Income	133	211	483	511	520
	(iii) Other Unallocable Income Net of Expenditure	(56)	(63)	(27)	25	41
	Profit Before Tax and Extra-ordinary Items	1,624	1,354	4,634	3,841	4,873
	Extra-ordinary Income	-	-	(107)	-	-
	Profit Before Tax	1,624	1,354	4.527	3,841	4,873
	(i) Provision for Current Tax	(90)	(58)	(256)	(199)	(246)
	(ii) Provision for Deferred Tax	(160)	(213)	(530)	(639)	(624)
	Profit after Tax	1,374	1,083	3,741	3,003	4,003
3.	**Capital Employed**					
	- Petrochemicals	11,954	13,628	11,954	13,628	12,445
	- Refining	21,882	22,358	21,882	22,358	23,666
	- Others	5,798	2,498	5,798	2,498	3,445
	- Unallocated Corporate	24,120	14,691	24,120	14,691	13,400
	Total Capital Employed	63,754	53,175	63,754	53,175	52,956

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 63 crores (US $ 14 million) for the nine months ended 31st December 2003 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the period.**

3. In accordance with the Accounting Standard (AS) 26 on "Intangible Assets" issued by the Institute of Chartered Accountants of India (ICAI), Rs. 47 crores (US$ 10 million), being the balance unamortised Miscellaneous Expenditure as on April 1, 2003 had been adjusted from the General Reserves. In view of the subsequent clarification issued by the ICAI, the Company has readjusted the General Reserves and shall be amortising this balance as per the accounting policy hitherto followed. **Consequently Rs 12 crores (US$ 2.6 million), being the charge for 9 months has been debited to the Profit and Loss Account, under the head staff costs, during this quarter.**

4. There were no investors' complaints pending as on 1st October 2003. 5548 complaints were received during the quarter. All complaints were resolved and no complaints were outstanding as on 31st December 2003.

5. The statutory auditors of the company have carried out a Limited Review of the results for the nine months ended 31st December 2003.

6. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 29th January 2004 approved the above results and its release.

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes to Segment Information for the nine months ended 31st December 2003:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, which are not reportable segments for financial disclosure purposes have been, grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication

2. Income from investments other than interest income has been considered as unallocable income.

3. The segment results for the year ended 31st March 2003 are on a consolidated basis.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

January 29,2004

RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS